

Message   More...

 **Stay Cool**

 **St. Edward's University**

Steven Wiggins · 3rd
Co-Founder at Stay Cool
Austin, Texas · 193 connections · **Contact info**

Experience



Co-Founder
Stay Cool
Dec 2016 – Present · 2 yrs 11 mos
Austin, Texas Area

Vice President
Net Leased Advisors ("NLA")
Nov 2011 – Mar 2017 · 5 yrs 5 mos
Austin, Texas Area

Education



St. Edward's University
Business, Finance
2002 – 2006

Skills & Endorsements

Investment Properties · 3
Davis Jones and 2 connections have given endorsements for this skill

Leases · 3
Davis Jones and 2 connections have given endorsements for this skill

Real Estate Transactions · 3
Davis Jones and 2 connections have given endorsements for this skill

Show more ⌄

Accomplishments

1   **Organization**
     ICSC

Interests

 **Colliers International**
334,584 followers

 **NNN Investment/1031 Exchange ...**
1,558 members

 **Marcus & Millichap**
85,020 followers

 **CBRE**
647,789 followers

 **International Council of Shopping...**
62,431 members

 **Net Lease Property Exchange**
2,076 members

See all